

September 24, 2010

Dr. Larry Wilson
CMONEY, INC.
One Sugar Creek Center Blvd, 5th Floor
Sugar Land, Texas 77478

      Re: CMoney, Inc.
             Item 4.01 Form 8-K
             Filed September 21, 2010
             File No. 333-145743

             and

             Item 4.02 Form 8-K
             Filed September 21, 2010
             File No. 333-145743

Dear Dr. Wilson:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

      The Item 4.01 and Item 4.02 Forms 8-K should each be amended in their entirety as soon as practicable.

Item 4.01 Changes in Registrant's Certifying Accountants

Please amend your Item 4.01 Form 8-K disclosures in their entirety to expand for the following comments:

1.   Please expand the disclosures to include a separate paragraph that states whether MaloneBailey LLP's (the "Former Auditors") audit report on the financial statements for either of the past two years (i.e., December 31, 2009 and December 31, 2008) contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. See Item 304(a)(1)(ii) of Regulation S-K.

2.   Also, please include a separate paragraph that states whether during the two most recent fiscal years and subsequent interim period through the August 30, 2010 resignation date, there were any disagreements, or reportable events, with the Former Auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the Former Auditors, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. See Item 304(a)(1)(iv) and (v) of Regulation S-K.

3.   In this regard, you should specifically disclose that you received a letter from the Former Auditors dated August 30, 2010 informing you of their resignation and that they were resigning as of that date because of "deliberate and material misstatements made to us by management during the course of our audit of your financial statements as of December 31, 2009 and 2008 and for the period since inception" and that they "are also withdrawing our audit opinion for these periods as these statements are misleading and can no longer be relied upon." Reference is made to MaloneBailey LLP's letter dated August 30, 2010 addressed to Mr. David R. Johnson, CFO, CMoney, Inc., in which we, the Securities and Exchange Commission (the "Commission"), also received a copy.

4.   An updated Exhibit 16.1 letter from MaloneBailey LLP should be filed with the amended Item 4.01 Form 8-K indicating whether or not they agree with your revised disclosures. The amendment should be filed immediately.

Item 4.02 – Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Please amend your Item 4.02 Form 8-K disclosures in their entirety to expand for the following comments:

5. Please revise your paragraph disclosure to instead indicate that you received a letter from the Former Auditors dated August 30, 2010 informing you of their resignation and that they were resigning as of that date because of "deliberate and material misstatements made to us by management during the course of our audit of your financial statements as of December 31, 2009 and 2008 and for the period since inception" and that they "are also withdrawing our audit opinion for these periods as these statements are misleading and can no longer be relied upon." Reference is made to MaloneBailey LLP's letter dated August 30, 2010 addressed to Mr. David R. Johnson, CFO, CMoney, Inc., in which we, the Commission, also received a copy.

6. Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed with the Former Auditors the matters disclosed in this filing. See Item 4.02(b)(4) of the Form 8-K.

7. Please provide the Former Auditors with a copy of these amended disclosures and have the Former Auditors provide a letter addressed to the Commission stating whether they agree with your disclosures, and if not, stating the respects in which it does not agree. The letter from the Former Auditors should be filed as Exhibit 7 to the amended Item 4.02 Form 8-K. See Item 402(c)(1)-(3) of the Form 8-K.

8. Please disclose that as a result of the advisement from the Former Auditors of its withdrawal of its auditors' report on your December 31, 2009 and 2008 financial statements, that such financial statements should no longer be relied upon. Please disclose your plans for having these financial statements re-audited.

9. Please file a supplemental response letter addressed to the Commission that provides a corresponding response to each of the above comments and that includes the requested written representation presented below.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be directed to the undersigned at (202) 551-3328.

Sincerely,

Beverly A. Singleton
Staff Accountant